Exhibit 12.1

DCP Midstream, LP
Computation of Ratio of Earnings to Fixed Charges

The table below sets forth the computation of Ratio of Earnings to Fixed Charges:

	DCP Midstream, LP
	Year Ended December 31,
	2016 (a)	2015 (a)	2014 (a)	2013 (a)	2012 (a)
	(Millions)
Earnings from continuing operations before fixed charges:
Pretax income from continuing operations attributable to partners before earnings from unconsolidated affiliates	$(148)	$(1,157)	$476	$554	$546
Fixed charges	324	355	322	290	274
Amortization of capitalized interest	7	7	6	5	4
Distributed earnings from unconsolidated affiliates	282	184	82	35	34
Less:
Capitalized interest	(1)	(32)	(34)	(40)	(79)
Earnings from continuing operations before fixed charges	$464	$(643)	$852	$844	$779

Fixed charges:
Interest expense, net of capitalized interest	300	310	277	239	185
Capitalized interest	1	32	34	40	79
Estimate of interest within rental expense	2	2	1	2	2
Amortization of deferred loan costs	21	11	10	9	8
Total fixed charges	$324	$355	$322	$290	$274

Ratio of earnings to fixed charges (b)	1.43	—	2.65	2.91	2.84

(a)
The financial information for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 includes the results of The DCP Midstream Business, which was acquired from DCP Midstream, LLC on January 1, 2017. This transfer of net assets between entities under common control was accounted for as if the transfer occurred at the beginning of the period, and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method.

(b)	Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $998 million.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations attributable to partners before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, plus amortization of capitalized interest, less non-controlling interest in pretax income of subsidiaries. Fixed charges consist of interest expense, capitalized interest, amortization of deferred loan costs and debt discounts, and an estimate of the interest within rental expense.

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